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SE 09059590 MISSION

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SEC FILE NUMBER
8- 49023

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Cornerstone Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1920 Main Street, Suite 400
(No. and Street)

Irvine, CA 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Roussel 949-852-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8 3-25

OATH OR AFFIRMATION

I, Terry Roussel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Capital, Inc., as of **December 31**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JULI DAVENPORT
Commission # 1684075
Notary Public - California
Orange County
My Comm. Expires Aug 23, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

PACIFIC CORNERSTONE CAPITAL, INC.
1920 MAIN STREET, SUITE 400
IRVINE, CALIFORNIA 92614

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2008 and related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Joseph Yafeh, CPA

Los Angeles, California
January 23, 2009

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$279,232
Concession Receivable – CLFA and CCP REIT	3,853
Due from CVI	75,000
Prepaid expense	18,800
Total assets	$376,885

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 45,080
Accrued liabilities		42,104
Concession payable – CCP REIT, CGI REIT		86,125
Commission payable – CVI		18,286
Total liabilities		191,595
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 1,429 shares	$ 82,935	
Notes receivable	(40,170)	
Preferred stock – A – 1,200,000 shares	1,352,318	
Preferred stock – B – 1 share	248,975	
Retained (deficit)	(1,458,768)	
Total stockholders' equity		185,290
Total liabilities and stockholders' equity		$376,885

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commission Revenue	$8,966,924
Interest	834
Other Income	35,000
Total revenues	9,002,758
Expenses:	
Operating Costs – Page 10	7,867,176
Expense Sharing Agreement	1,252,648
Total expenses	9,119,824
Net (loss) before taxes	(117,066)
State income taxes	800
Net (loss)	$(117,866)

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Notes Receivable Shareholder	Series A Preferred Stock	Series B Preferred Stock	Accumulated Deficit	Total
Balance at December 31, 2007	$ 82,935	$(40,170)	$ 1,352,318	$248,975	$(1,340,902)	$ 303,156
Net (loss) for the year ended December 31, 2008					(117,866)	(117,866)
Balance at December 31, 2008	$ 82,935	$(40,170)	$ 1,352,318	$248,975	$(1,458,768)	$ 185,290

The accompanying notes are an integral part of these financial statements.

PACIFIC CORNERSTONE CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net (loss)	$(117,866)
Adjustments to reconcile net income to net cash used from operating activities:	
Concessions receivable – CLFA and CCP REIT	(3,433)
Prepaid expense	52,400
Due from, CVI	25,000
Accounts payable	19,151
Concession payable – CGI/CCP REIT	85,840
Commission payable – CVI	(2,143)
Accrued liabilities	(5,856)
	170,959
Net cash flows provided by Operating Activities	53,093
Cash flows from investing activities:	--
Cash flows from financing activities:	--
Net increase in cash	53,093
Cash at beginning of period	226,139
Cash at end of year	$ 279,232

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Irvine, California, and is subject to a minimum net capital requirement of $5,000 under Securities and Exchange Commission (SEC) Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale of direct participation programs. (DPP)

The Company's income during 2008 was all with related parties.

Expense Sharing Agreement

In June 2004, the Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the Company maintains a separate schedule of these expenses on a monthly basis. During 2008 the Company paid $1,252,648 toward the above common occupancy and shared employees' expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. As of December 31, 2008, the Company had a net operating loss carry forward of approximately $ 1,200,000 which has been fully reserved.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

NOTE 2 – INCOME TAXES

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company received all its fees for selling Direct Participation Programs from related companies. Also, see Note 1 "Expense Sharing Agreement".

NOTE 4 – NET CAPITAL

The Company is subject to a minimum capital requirement that is the greater of $5,000 or 6 2/3% of aggregate indebtedness, $191,595 at December 31, 2008, under SEC Rule 15c3-1, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2008, the net capital was $87,637, which exceeded the required minimum capital by $74,864. The aggregate indebtedness to net capital ratio was 218%. See page 8.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. The Company was named in a law suit along with an affiliated company. The lawsuit has been settled in the amount of $175,000 which will be paid by the affiliated company under the expense sharing agreement. Consequently no amount has been booked. In addition, the Company has been the subject of a FINRA inquiry and FINRA has alleged violations of conduct rules. Per counsel, no charges have been issued as of yet. The Company intends to contest any charges which may be issued.

NOTE 6 - EXEMPTION FROM THE SEC RULE 15C3-3

Pacific Cornerstone Capital, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Pacific Cornerstone Capital, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

PACIFIC CORNERSTONE CAPITAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Total equity from statement of financial condition	$ 185,290
Less non-allowable assets:	
Concession Receivable – CLFA and CCP REIT	(3,853)
Due from CVI	(75,000)
Prepaid Expense	(18,800)
Total non-allowable assets	(97,653)
Net capital	$ 87,637

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness of $191,595)	$ 12,773
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 12,773
Excess net capital	$ 74,864
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,477

COMPUTATION OF RATIO OF AGGREGATRE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 191,595
Ratio of aggregate indebtedness to net capital	218%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The following is a reconciliation as of December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited	$ 87,637
Retained earnings	0
Audited	$ 87,637

The accompanying notes are an integral part of these financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2008 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 23, 2009

PACIFIC CORNERSTONE CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
YEAR ENDED DECEMBER 31, 2008

Audit & Tax Services	$ 5,317
Business Licenses & Permits	3,003
Business Development	47,418
CCP REIT Concessions	4,782,555
CCP REIT Marketing Expense	309,116
CCP REIT Training & Education	28,609
CGI REIT Concession	720,886
CIPLFA Concession	659,062
CPEF Concessions	81,216
Commissions	515,010
Due Diligence	15,366
Dues & Subscriptions	1,270
Education & Training	8,742
Incentive Bonus	19,193
Insurance Expense	1,050
Marketing Expense	30,530
Office Expense	580
Postage & Delivery	24,701
Professional Services	139,293
Regulatory Filing Fees	87,254
Sponsorship Fees	377,326
Travel & Entertainment	9,679
Total	$7,867,176

See Accompanying Notes to Financial Statements

PART II

PACIFIC CORNERSTONE CAPITAL, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 23, 2009